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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            ERESEARCHTECHNOLOGY, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   29481V 10 8
                                 (CUSIP Number)


                                 Howard D. Ross
                                LLR Capital, LLC
                             Two Greenville Crossing
                          4005 Kennett Pike, Suite 220
                              Greenville, DE 19807
                                 (302-661-1864)
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 17, 2002
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on the following pages)
                                     Page 1


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CUSIP NO.         29481V 10 8
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1)       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         LLR Equity Partners, L.P.
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2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
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3)       SEC Use Only

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4)       Source of Funds (See Instructions)

                           BK and OO

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5)       Check if Disclosure of Legal Proceedings is
                        Required Pursuant to Items 2(d) or 2(e)             [  ]

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6)       Citizenship or Place of Organization

                           State of Delaware

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Number of Shares  (7)      Sole Voting Power                  20,468
Beneficially
Owned By Each     --------------------------------------------------------------
Reporting         (8)      Shared Voting Power                Zero
Person
With              --------------------------------------------------------------
                  (9)      Sole Dispositive Power             20,468

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power             Zero

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11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                           20,468


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12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                         [  ]

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13)      Percent of Class Represented by Amount in Row (11)

                          Less than 1% (approximately .29%)

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14)      Type of Reporting Person (See Instructions)

                            PN

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         The Statement on Schedule 13-D dated January 10, 2000 (the "Schedule
13-D") is hereby amended as follows:

Item 5 - Interest in Securities of the Issuer.

         Item 5 of the Schedule 13-D is hereby amended to read in its entirety as follows:

         The Reporting Person owns 20,468 shares of the Common Stock, representing less than 1% of the outstanding Common Stock (such percentage being based upon the outstanding shares as indicated in Issuer's most recent available filing with the Securities and Exchange Commission). The 20,468 shares include 20,000 shares issuable upon the exercise of outstanding stock options. The Reporting Person possesses the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock owned by it.

         The Reporting Person sold, in a private transaction, 813,000 shares of the Common Stock at $17.40 per share on May 17, 2002. As a result of this transaction, the Reporting Person ceased being the beneficial owner of more than 5% of the Common Stock on May 17, 2002.

         No persons, other than LLR Equity Partners, L.P., has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned thereby.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 24, 2002          LLR EQUITY PARTNERS, L.P.

                             By:  LLR CAPITAL, L.P., its general partner
                                  By: LLR CAPITAL, LLC, its general partner

                                 /s/ Howard D. Ross
                                 -------------------------------------------
                                     Howard D. Ross, President